UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of ___August 2008____

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: August 18th, 2008	By:	/s/ Thompson Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO

Exhibit 99.1

Austral Pacific Announces Second Quarter Results

Net Revenue Up, Operating Results Turn Positive

Wellington, New Zealand - August 15, 2008 - Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX)

Austral Pacific announces $2.78 million in net revenue in the second quarter representing a 123 percent increase in net revenue over the 1st quarter results This was due to an increase in oil sales from 27,160 barrels in the March quarter to 35,681 barrels for the June quarter, and an increase in oil price received by removing the oil price hedge.

Austral Pacific chief executive Thom Jewell said, “This quarter’s results are a stepping stone for the Company. Operating results, which we define as oil sales income against direct expenses of royalties, production costs and G&A, are positive for the first time. Although our accounting results show a loss for the quarter, the company has made progress toward one of its key targets for 2008.”

Austral reported an accounting loss for the quarter of $2.529 million, compared with a loss of $3.243 million for the same quarter in 2007. The loss includes the final impact of oil sales hedged in 2006 at $65 per barrel and non-cash expenses of depletion of reserves and depreciation of production facilities. The loss was mitigated by the gain on sale of its Papua New Guinea permits.

The company received world oil prices (averaging some $136 per barrel) for its June crude oil sales. The May 2008 close-out of the oil sales contracts required Austral to borrow a further $17.8 million. However, the increased revenue for current production adds positively to the bottom line, and the company is no longer exposed to penalties if monthly production volumes do not meet the previously contracted levels.

Production from the Cheal oil field totalled 42,812 barrels for the June quarter (Company share: 29,754 bbl). During June, average daily production was 417 barrels, although annual maintenance and testing programs will reduce that amount during July and August. The recently drilled A7 well has the potential to increase production to some 650 barrels per day.

During the second quarter, the company continued to implement its stated 2008 program:

  In disposing of non-core/non producing PNG permits, the company raised $8.5 million cash. These permit sales reflect its strategy to reduce debt and focus its activities in New Zealand by growing the Cheal and Greater Cheal assets, drilling the Kahili-2 well and further investigating a technical solution to unlocking the deep gas at Cardiff;

  Two wells were drilled in the Cheal oil field, resulting in the successful A7 well and a sub-commercial field extension well at the A6 location. The A7 well is expected to be on-stream by the end of August 2008;

  Continuing cost containment included staffing reductions, and reducing the company’s stock exchange listings from three to two leaving one in North America and one in New Zealand, thereby significantly reducing future compliance costs. Operating costs for the first six months of 2008 averaged $89/barrel including the cost but not the benefit of substantial one off legal and restructuring costs.

Mr Jewell commented that the results at Cheal A6 and A7 will not only add to Austral’s revenue stream, but also advance its understanding of the field size and production capability.

“These recent results will guide our production enhancement studies, which aim to increase the recovery from the existing wells. It will also help to target additional reserves by identifying the best drilling opportunities in the company’s prospect inventory on adjacent permits,” he said.

“Austral’s return to the fundamentals is showing results. The company will continue its approach throughout 2008 with the intention of building its production, likely through both enhanced recovery techniques and additional drilling in late 2008 and early 2009. We are still facing a working capital deficit of some $15 million but we believe that with nearly two million boe (barrels of oil equivalent) of 2P reserves, a reduced cost structure and some excellent near term exploration prospects, we should be able to refinance this deficit by year end.”

In other corporate news, the company has granted a total of 80,000 stock incentive options at an exercise price of $0.49 to Rhys Humphries - New Plymouth Operations Manager and to Jeanette Watson - Corporate Secretary, All such options are granted for a five-year term, vesting in three equal amounts over 18 months.

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com
Phone: Thom Jewell, CEO +64 (4) 495 0880 or Brad Holmes +1 (713) 304 6962

Neither the TSX-V nor the NZSX have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions. Please see our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.